SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

15/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc – Admission of shares to trading

Prudential plc (“Prudential”) announces that an application has been made to the London Stock Exchange for 10,916 ordinary shares of 5 pence each (the "Shares") to be admitted to trading on the main market of the London Stock Exchange.

The admission date for the Shares is expected to be 22 October 2026. When issued, these Shares will rank pari passu with the existing ordinary shares. The Shares will be issued by Prudential in connection with the scrip dividend alternative for the 2026 first interim dividend.

Prudential has made available a share dealing facility to enable United Kingdom shareholders to participate in the scrip dividend alternative for the 2026 first interim dividend if they cannot provide an address in Hong Kong or details of a Hong Kong qualifying brokerage account (a requirement of holding shares on the Hong Kong line). 4,148 of the Shares will be issued by Prudential in connection with this share dealing facility.

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

Contact

Adrian de Souza, Group Company Secretary, +44 7484922287

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Adrian de Souza

Adrian de Souza
Group Company Secretary